Exhibit 99.1

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)

	December 31
	2012	2013
A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	$2,873	$1,841
Restricted cash	354	117
Trade receivables	3,869	2,021
Inventories	3,708	1,076
Other current assets	1,664	1,340
Total current assets	12,468	6,935

LONG-TERM TRADE RECEIVABLES	577	662
SEVERANCE PAY FUND, net	118	6
PROPERTY AND EQUIPMENT, net	584	303
INTENGIBALE ASSETS, net	267	146
Total assets	$14,014	$7,512
Liabilities and capital deficiency
CURRENT LIABILITIES:
Trade payables	$1,383	$1,229
Accrued expenses and other payables	4,592	4,451
Deferred income	1,555	1,204
Convertible subordinated notes, series A	1,377	12,562
Convertible subordinated notes, series B	18	44
Total current liabilities	8,925	19,490
LONG-TERM LIABILITIES:
Deferred income	717	775
Convertible subordinated notes, Series A	11,334	-
Convertible subordinated notes, Series B	510	877
Long Term Liabilities	467	-
Long-term convertible loan from shareholders	400	400
Total long-term liabilities	13,428	2,052
COMMITMENTS AND CONTINGENT LIABILITY
Total liabilities	22,353	21,542
CAPITAL DEFICIENCY

Share capital - ordinary shares of no par value	362,609	362,983
Warrants	3,588	3,588
Accumulated deficit	(368,959)	(374,871)
Accumulated other comprehensive income	67	(86)
Treasury shares, at cost (2,644,839 ordinary shares)	(5,644)	(5,644)
Total capital deficiency	(8,339)	(14,030)
Total liabilities and capital deficiency	$14,014	$7,512

ORCKIT COMMUNICATIONS LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(U.S. dollars in thousands, except per share data)

	Year ended December 31
	2011	2012	2013
REVENUES	$15,585	$11,193	$8,176
COST OF REVENUES	(7,806)	(3,602)	(4,388)
GROSS PROFIT	7,779	7,591	3,788
RESEARCH AND DEVELOPMENT EXPENSES - net	(10,835)	(6,870)	(2,305)
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(13,095)	(8,554)	(4,361)
OTHER INCOME (EXPENSES)	14	2,925	(46)
OPERATING LOSS	(16,137)	(7,908)	(2,924)
FINANCIAL EXPENSES - net	(1,381)	402	(2,988)
NET LOSS	$(17,518)	$(4,506)	$(5,912)
Other comprehensive loss:
Gain (Loss) on available-for-sale marketable securities	261	(205)	-
	234	(167)	(153)
COMPREHENSIVE LOSS FOR THE YEAR	$(17,023)	$(4,878)	$(6,065)
LOSS PER SHARE (“EPS”):
Basic	$(0.77)	$(0.17)	$(0.19)
Diluted	$(0.84)	$(0.19)	$(0.19)

WEIGHTED AVERAGE NUMBER OF SHARES
USED IN COMPUTATION OF EPS (in thousands):
Basic	22,689	26,477	31,068
Diluted	24,484	29,830	31,068